                         UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2 )*


                               ARCH PETROLEUM INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 par value
                         (Title of Class of Securities)



                                    03939B105
                                 (CUSIP Number)


                              Linda M. Terry, Esq.
      CIGNA Corporation, 900 Cottage Grove Road, Bloomfield, CT 06152-2215
                                 (860) 726-8123
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 January 1, 1998
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box / /


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



This Schedule 13D is restated in its entirety pursuant to Rule 101 of Regulation S-T. The affected portions requiring amendment are in Items 2 through 7.




                               Page 1 of 26 Pages

                                  SCHEDULE 13D
CUSIP NO. 03939B105                                    Page  2   of   26   Pages



1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          CIGNA Corporation
          06-1059331

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                            (a)  [ ]
                                                                        (b)  [ ]
3         SEC USE ONLY


4         SOURCE OF FUNDS (See Instructions)

          00

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                     7            SOLE VOTING POWER

        NUMBER OF                 0
         SHARES
      BENEFICIALLY   8            SHARED VOTING POWER
        OWNED BY
          EACH                    3,636,360
        REPORTING
         PERSON      9            SOLE DISPOSITIVE POWER
          WITH
                                  0

                    10            SHARED DISPOSITIVE POWER

                                  3,636,360

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,636,360

12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
                                                      (See Instructions)

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.4%

14        TYPE OF REPORTING PERSON (See Instructions)

          HC, CO

This Amendment No. 2 to the Schedule 13D dated October 31, 1994 ("Original Statement"), as amended by Amendment No. 1 dated February 16, 1995 ("Amendment No. 1"), hereby amends Items 2 through 7 of such Schedule 13D to the extent and in the manner set forth below. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning set forth in such Schedule 13D, the entire text of which is restated at the end of this Amendment No. 2.

ITEM 2.  IDENTITY AND BACKGROUND.

The third paragraph of Item 2 is deleted in its entirety and replaced with the following paragraph:

         This filing should not be construed to imply that CIGNA, any of the CIGNA Subsidiaries or CMP is a member of a group including such person and any one or more of the other persons referred to in this filing. This Schedule 13D is filed solely because the CIGNA Subsidiaries are under common control and because CIGNA, as the common parent of the CIGNA Subsidiaries, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by them for the purposes of Section 13(d) of the Act.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The following paragraph is added at the end of the text of Item 3:

         Effective as of January 1, 1998, in connection with the sale by Connecticut General and certain of its affiliates of their individual life insurance and annuity businesses to The Lincoln National Life Insurance Company ("Lincoln") and certain of its affiliates, Connecticut General transferred to Lincoln in a private transaction certain investment assets associated with such businesses, including 63,625 shares of Convertible Preferred Stock, $43,727 principal amount of the Series A Notes and $393,539 principal amount of the Series B Notes. An Investment Administration Agreement effective as of January 1, 1998 (the "Administration Agreement"), provides for CII to manage such securities of the Issuer, and the shares of Common Stock into which such securities may be converted (together the "Managed Securities"), for Lincoln on a fully discretionary basis, subject to the right of Lincoln Investment Management, Inc. ("LIM"), an affiliate of Lincoln engaged in investment management activities, to terminate such management services upon 30 days prior written notice to CII and further subject to LIM's right to sell any or all of the Managed Securities at any time on Lincoln's behalf after affording Connecticut General a right of first offer in accordance with the terms of the Administration Agreement. LIM, an Illinois corporation, and Lincoln, an Indiana corporation, have their principal offices and places of business at 200 E. Berry Street, Fort Wayne, Indiana 46802.

ITEM 4.  PURPOSE OF TRANSACTION.

The second paragraph of Item 4 is deleted in its entirety and replaced with the following paragraph:

         Except as set forth above, none of CIGNA, any of the CIGNA Subsidiaries nor CMP has any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.



                               Page 3 of 26 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Subsections (a), (b) and (d) of Item 5 are deleted in their entirety and the following is substituted therefor:

         (a) CIGNA, through its ownership and control of the CIGNA Subsidiaries, may be deemed to be the beneficial owner of the following numbers of shares of Common Stock, representing the following respective percentages of the outstanding shares of Common Stock:


                                                                     Right to Acquire
                                            Shares Held at           Shares within 60
                                            1/1/98                   days of 1/1/98                     Percentage of Class
                                            ------                   --------------                     -------------------
Connecticut General shares                      0                          497,834                             2.4%
CMP shares                                      0                        2,343,271                            11.2%
Managed Securities                              0                          795,255                             3.8%
Aggregate                                       0                        3,636,360                            17.4%


(For purposes of the foregoing calculations of percentage ownership, the number of outstanding shares of Common Stock used was 20,958,164, consisting of the 17,321,804 shares outstanding on October 31, 1997, as reported in the Issuer's report on Form 10-Q for the quarter ended September 30, 1997, increased by the 3,636,360 shares subject to acquisition as shown above.)

         (b) Pursuant to the Certificate of Designation, the holders of shares of Convertible Preferred Stock have equal voting rights, on an as converted basis, with every outstanding share of Common Stock and each holder of Convertible Preferred Stock is entitled to one vote for each share of Common Stock, on an as converted basis, into which such Convertible Preferred Stock is at the time convertible on each matter on which the holders of Common Stock are entitled to vote. By virtue of its ownership of 39,829.5 shares of Convertible Preferred Stock, Connecticut General presently has the power to vote or direct the voting of 398,295 shares of Common Stock. By virtue of its ownership of 187,454.5 shares of Convertible Preferred Stock, CMP presently has the power to vote or direct the voting of 1,874,545 shares of Common Stock. CII presently has the power to vote or direct the voting of 636,250 shares of Common Stock by virtue of the 63,625 shares of Convertible Preferred Stock that constitute Managed Securities. CIGNA, through its control of the CIGNA Subsidiaries, may be deemed presently to share the power to vote or direct the voting of 2,909,090 shares of Common Stock.

         Assuming conversion of their Series A Notes and Series B Notes, Connecticut General and CMP would have the power to vote or direct the voting of 497,834 shares and 2,343,271 shares of Common Stock, respectively. Assuming conversion of the Series A Notes and Series B Notes that constitute Managed Securities, CII would have the power to vote or direct the voting of 795,255 shares of Common Stock. Accordingly, CIGNA, through its control of the CIGNA Subsidiaries, could be deemed to share the power to vote or direct the voting of any or all of the 3,636,360 shares of Common Stock that would then be beneficially owned by them. Assuming conversion of the shares of Convertible Preferred Stock and Series A Notes and Series B Notes: Connecticut General and CMP would have the power to dispose of or direct the disposition of 497,834 shares and 2,343,271 shares of Common Stock, respectively; CII would have the power to dispose of or direct the disposition of 795,255 shares of Common Stock as Managed Securities; and CIGNA, through its control of the CIGNA Subsidiaries, could be deemed to share the power to dispose of or direct the

                               Page 4 of 26 Pages
disposition of any or all of the 3,636,360 shares of Common Stock that would then be beneficially owned them.

         In this subsection (b), references to Connecticut General should be deemed to include its investment adviser, CIAC, which has voting and dispositive power with respect to Connecticut General's shares of Common Stock, and references to CMP or the General Partner should be deemed to include CMP's investment adviser, CII, which has voting and dispositive power with respect to CMP's shares of Common Stock.

         (d) No person other than those named in the response to Item 2 above, or Lincoln and/or its affiliates with respect to the Managed Securities, will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock referred to herein.

ITEM 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
              RELATIONSHIPS WITH RESPECT TO SECURITIES
              OF THE ISSUER.

The final paragraph of Item 6 is deleted in its entirety and replaced with the following paragraph:

         The information provided in Item 3 above relating to the Administration Agreement is incorporated herein by reference. The Administration Agreement is attached hereto as Exhibit 4 and incorporated herein by reference and any description of such Agreement in the items of this Schedule is qualified in its entirety by reference to such Agreement.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

The following is added at the end of Item 7:

              Exhibit 4 -- Investment Administration Agreement (Mezzanine
                           Investments) dated as of January 1, 1998, between Lincoln Investment Management, Inc. and CIGNA Investments, Inc.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 1998

                                CIGNA CORPORATION


                                By: /s/ Kathryn Pietrowiak
                                    --------------------------
                                    Kathryn Pietrowiak,
                                    Assistant Corporate Secretary

                               Page 5 of 26 Pages

SET OUT BELOW IS A RESTATEMENT OF THE TEXT OF THE ORIGINAL STATEMENT.


ITEM 1.       SECURITY AND ISSUER

              This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Arch Petroleum Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 777 Taylor Street, Suite II, Fort Worth, Texas 76102. The Common Stock is and was at all relevant times a class of equity securities registered pursuant to the Securities Exchange Act of 1934, as amended (the "Act").

ITEM 2.       IDENTITY AND BACKGROUND

              This statement is being filed by CIGNA Corporation, a Delaware corporation ("CIGNA"). The address of the principal business and principal office of CIGNA is One Liberty Place, 1650 Market Street, Philadelphia, Pennsylvania 19192. The principal business of CIGNA is to act as a holding company for various subsidiaries which provide insurance, health care and financial services.

              CIGNA is the indirect parent of Connecticut General Life Insurance Company ("Connecticut General") and CIGNA Mezzanine Partners III, Inc. (the "General Partner"). Each of Connecticut General and the General Partner is wholly owned by CIGNA through intermediate wholly owned subsidiaries. The General Partner is the general partner of CIGNA Mezzanine Partners III, L.P. ("CMP"), a Delaware limited partnership which is an unregistered investment fund investing primarily in mezzanine securities.

              This filing should not be construed to imply that CIGNA, Connecticut General or CMP is a member of a group including CIGNA, Connecticut General and CMP, or any of them. This Schedule 13D is filed solely because Connecticut General and the General Partner are under common control and because CIGNA, as the common parent of Connecticut General and the General Partner, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Connecticut General and CMP for the purposes of Section 13(d) of the Act.

              The name, residence or business address, citizenship, present principal occupation or employment, and the name and address of any corporation or other organization in which such employment is conducted of each director and executive officer of CIGNA are set forth in Appendix A attached hereto and incorporated herein by reference.

              To the best of CIGNA's knowledge, during the last five years, none of CIGNA, Connecticut General, CMP, the General Partner or any person identified in Appendix A has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              On October 20, 1994, pursuant to a Securities Purchase Agreement dated as of October 15, 1994 between the Issuer and Connecticut General (the "Connecticut General Purchase Agreement"), Connecticut General purchased from the Issuer 103,454.5 shares of the Issuer's Exchangeable Convertible Preferred Stock (the "Convertible Preferred Stock"), one of the Issuer's 9.75% Series A Convertible Subordinated Notes due 2004 (the "Series A Notes") in the principal amount of $71,100 and one of the Issuer's Adjustable Rate Series B

                               Page 6 of 26 Pages

Subordinated Notes due 2004 (the "Series B Notes") in the principal amount $639,900. On October 20, 1994, pursuant to a Securities Purchase Agreement dated as of October 15, 1994 between the Issuer and CMP (the "CMP Purchase Agreement"), CMP purchased from the Issuer 187,454.5 shares of Convertible Preferred Stock, one of the Series A Notes in the principal amount of $128,900 and one of the Series B Notes in the principal amount of $1,160,100. The Connecticut General Purchase Agreement and the CMP Purchase Agreement are referred to herein as the "Purchase Agreements."

              As set forth in the Certificate of Designation of Preferences and Rights of the Convertible Preferred Stock (the "Certificate of Designation"), each share of Convertible Preferred Stock is convertible, at any time at the option of the holder thereof, into such number of whole shares of Common Stock as is equal to the aggregate liquidation preference of $27.50 per share of the shares of Convertible Preferred Stock surrendered for conversion divided by the conversion price of $2.75 per share of Common Stock, subject to anti-dilution adjustments specified in the Certificate of Designation (the "Preferred Stock Conversion Price"). As further set forth in the Certificate of Designation, if at any time after August 20, 1998 the Common Stock is listed on a national securities exchange or trades in the National Market System or in the over-the-counter market, and for a period of at least 60 consecutive trading days commencing on or after August 20, 1998 the closing sale price of the Common Stock reported on such exchange or in the National Market System or the average bid and asked prices of the Common Stock in the over-the-counter market equals or exceeds 125% of the Preferred Stock Target Price (as defined below) then in effect, the Issuer may convert the shares of Convertible Preferred Stock, as a whole but not in part, into the respective numbers of whole shares of Common Stock specified in the preceding sentence at the Preferred Stock Conversion Price then in effect. The term "Preferred Stock Target Price" means, as of any date of determination, the product of (a) the applicable redemption price set forth in the Certificate of Designation and (b) the Preferred Stock Conversion Price then in effect. The Certificate of Designation also provides that shares of Convertible Preferred Stock are exchangeable at the option of the Issuer, to the extent of funds legally available therefor, in whole but not in part, on any April 20 or October 20 up to and including April 20, 2004, through the issuance of the Issuer's 10.563% Series C Convertible Subordinated Notes due 2004 (the "Series C Notes" and, together with the Series A Notes and the Series B Notes, the "Notes") in redemption of and in exchange for shares of Convertible Preferred Stock.

              As set forth in the Purchase Agreements, each Note is convertible, at any time in the case of a Series A Note or Series C Note and on or at any time after the Series B Share Reservation Date (as defined below) in the case of a Series B Note, at the option of the holder thereof, into such number of whole shares of Common Stock as is equal to the unpaid principal amount of such Note divided by the conversion price of $2.75 per share of Common Stock, subject to anti-dilution adjustments specified in the Purchase Agreements (the "Note Conversion Price"). The "Series B Share Reservation Date" means the date on which authorized capital stock of the Issuer shall have been increased (as evidenced by the filing and effectiveness of an amendment to the Certificate of Incorporation of the Issuer) so that a sufficient number of shares of Common Stock shall be reserved for issuance upon conversion of the Series B Notes. As further set forth in the Purchase Agreements, if at any time after August 20, 1998 the Common Stock is listed on a national securities exchange or trades in the National Market System or in the over-the-counter market, and for a period of at least 60 consecutive trading days commencing on or after August 20, 1998 the closing sale price of the Common Stock reported on such exchange or in the National Market System or the average bid and asked prices of the Common Stock in the over-the-counter market equals or exceeds 125% of the Note Target Price (as defined below) then in effect, the Issuer may convert the Notes, as a whole but not in part, into the respective numbers of whole shares of Common Stock specified in the preceding sentence at the Note Conversion Price then in effect. The term "Note Target Price" means, as of

                               Page 7 of 26 Pages
any date of determination, the product of (1) the applicable prepayment price set forth in the Purchase Agreements and (2) the Note Conversion Price then in effect.

              Connecticut General and CMP purchased their respective shares of Convertible Preferred Stock and Notes in a private placement exempt from registration under the Securities Act of 1933, as amended. Such shares of Convertible Preferred Stock and Notes were acquired by Connecticut General and CMP in the ordinary course of their respective investment activities.

              None of CIGNA's funds was used to acquire shares of Convertible Preferred Stock or Notes.

              The source of funds for Connecticut General's purchase of shares of Convertible Preferred Stock and Notes was its general account. The purchase price for the 103,454.5 shares of Convertible Preferred Stock purchased by Connecticut General was $27.50 per share for an aggregate purchase price of $2,844,998.75. The purchase price for the $71,100 aggregate principal amount of Series A Notes and $639,900 aggregate principal amount of Series B Notes purchased by Connecticut General was 100% of the principal amount of such Notes.

              The source of funds for CMP's purchase of shares of Convertible Preferred Stock and Notes was capital contributions by its partners. The purchase price for the 187,454.5 shares of Convertible Preferred Stock purchased by CMP was $27.50 per share for an aggregate purchase price of $5,154,998.75. The purchase price for the $128,900 aggregate principal amount of Series A Notes and $1,160,100 aggregate principal amount of Series B Notes purchased by CMP was 100% of the principal amount of such Notes.

ITEM 4.       PURPOSE OF TRANSACTION

              Each of Connecticut General and CMP acquired the shares of Convertible Preferred Stock and Notes acquired by it for its own account for investment in the ordinary course of its investment activities.

              Except as set forth above, neither Connecticut General nor CMP has any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of schedule 13D.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              (a) CIGNA, through its ownership and control of Connecticut General and CMP, may be deemed to be the beneficial owner of the following numbers of shares of Common Stock, representing the following respective percentages of the shares of Common Stock outstanding on October 20, 1994:


                                         Shares                       Right to
                                      Beneficially                 Acquire Shares
         BENEFICIAL                     Owned At                   Within 60 days                 Percentage of
           HOLDER                       10/20/94                     Of 10/20/94                      Class
           ------                       --------                     -----------                      -----
Connecticut General                        -0-                        1,060,399                        5.3%
CMP                                        -0-                        1,921,417                        9.5%
Aggregate                                  -0-                        2,981,816                       14.8%
                                        ------                       ----------                       ----




                               Page 8 of 26 Pages

              Upon the occurrence of the Series B Share Reservation Date and assuming the same number of shares of Common Stock outstanding on such date as on October 20, 1994 and that the Note Conversion Price has not been adjusted pursuant to anti-dilution provisions, Connecticut General would have the right to acquire within 60 days 1,293,089 shares of Common Stock, representing 6.2% of the outstanding shares of Common Stock, CMP would have the right to acquire 2,343,271 shares of Common Stock, representing 11.3% of the outstanding shares of Common Stock, and CIGNA, through its ownership and control of Connecticut General and CMP, could then be deemed to be the beneficial owner of 3,636,360 shares of Common Stock, representing 17.5% of the outstanding shares of Common Stock.

(For purposes of the foregoing calculations of percentage ownership, the number of shares of Common Stock outstanding used was 17,186,404, the number of shares outstanding on October 20, 1994, as represented to Connecticut General and CMP by the Chief Executive Officer of the Issuer, increased by the number of shares subject to acquisition by Connecticut General and CMP.)

              (b) Pursuant to the Certificate of Designation, the holders of shares of Convertible Preferred Stock have equal voting rights, on an as converted basis, with every outstanding share of Common Stock and each holder of Convertible Preferred Stock is entitled to one vote for each share of Common Stock, on an as converted basis, into which such Convertible Preferred Stock is at the time convertible on each matter on which the holders of Common Stock are entitled to vote. By virtue of its ownership of 103,454.5 shares of Convertible Preferred Stock, Connecticut General presently has the power to vote or direct the voting of 1,034,545 shares of Common Stock. By virtue of its ownership of 187,454.5 shares of Convertible Preferred Stock, CMP presently has the power to vote or direct the voting of 1,874,545 shares of Common Stock. CIGNA, through its control of Connecticut General and the General Partner, may be deemed presently to share the power to vote or direct the voting of 2,909,090 shares of Common Stock.

              Assuming conversion of their Series A Notes, Connecticut General and CMP would have the power to vote or direct the voting of 1,060,399 shares and 1,921,417 shares of Common Stock, respectively, and CIGNA, through its control of Connecticut General and the General Partner, could be deemed to share the power to vote or direct the voting of any or all of the 2,981,816 shares of Common Stock that would then be beneficially owned by Connecticut General and CMP. Upon the occurrence of the Series B Share Reservation Date and assuming conversion of their Series A Notes and Series B Notes, Connecticut General and CMP would have the power to vote or direct the voting of 1,293,089 shares and 2,343,271 shares of Common Stock, respectively, and CIGNA, through its control of Connecticut General and the General Partner, could be deemed to share the power to vote or direct the voting of any or all of the 3,636,360 shares of Common Stock that would then be beneficially owned by Connecticut General and CMP.

              Assuming conversion of their shares of Convertible Preferred Stock and Series A Notes, Connecticut General and CMP would have the power to dispose of or direct the disposition of 1,060,399 shares and 1,921,417 shares of Common Stock, respectively, and CIGNA, through its control of Connecticut General and the General Partner, could be deemed to share the power to dispose of or direct the disposition of any or all of the 2,981,816 shares of Common Stock that would then be beneficially owned by Connecticut General and CMP. Upon the occurrence of the Series B Share Reservation Date and assuming conversion of their shares of Convertible Preferred Stock and Series A Notes and Series B Notes, Connecticut General and CMP would have the power to dispose of or direct the disposition of 1,293,089 shares and 2,343,271 shares of Common Stock, respectively, and CIGNA, through its control of Connecticut General and the General Partner, could be deemed to share the power to dispose of or direct the disposition of any or all of the 3,636,360 shares of Common Stock that would then be beneficially owned by Connecticut General and CMP.


                               Page 9 of 26 Pages

              (c) To the best of CIGNA's knowledge, no transactions in the Common Stock were effected in the past 60 days by persons named in Item 2 above.

              (d) No person other than those named in the response to Item 2 above will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to herein.

              (e)          Not applicable.

ITEM 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
              RELATIONSHIPS WITH RESPECT TO SECURITIES
              OF THE ISSUER

              The agreements entered into by Connecticut General and CMP relating to this statement are the Connecticut General Purchase Agreement and the CMP Purchase Agreement, respectively. In addition, pursuant to a Registration Rights Agreement dated as of October 20, 1994 (the "Registration Rights Agreement") among the Issuer and The Travelers Indemnity Company, The Travelers Life and Annuity Company, Connecticut General and CMP (collectively, the "Purchasers"), the Purchasers have registration rights with respect to the shares of Common Stock issuable upon conversion of their shares of Convertible Preferred Stock and Notes. The Connecticut General Purchase Agreement, the CMP Purchase Agreement and the Registration Rights Agreement are attached hereto as
Exhibit 1, Exhibit 2 and Exhibit 3, respectively, and are incorporated herein by reference. The descriptions of such agreements in the foregoing items are qualified in their entirety by reference to such agreements.

              Except for the Purchase Agreements and the Registration Rights Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

              Exhibit 1 --          Securities Purchase Agreement dated as of
                                    October 15, 1994 between Arch Petroleum Inc.
                                    and Connecticut General Life Insurance
                                    Company.

              Exhibit 2 --          Securities Purchase Agreement dated as of
                                    October 15, 1994 between Arch Petroleum Inc.
                                    and CIGNA Mezzanine Partners III, L.P.

              Exhibit 3 --          Registration Rights Agreement dated as of
                                    October 20, 1994 among Arch Petroleum Inc.,
                                    The Travelers Indemnity Company, The
                                    Travelers Life and Annuity Company,
                                    Connecticut General Life Insurance Company and CIGNA Mezzanine Partners III, L.P.




                               Page 10 of 26 Pages

                                                                      APPENDIX A


                                CIGNA CORPORATION
                                    DIRECTORS
                (ALL DIRECTORS ARE CITIZENS OF THE UNITED STATES)




                                          RESIDENCE OR
     NAME                               BUSINESS ADDRESS                          PRINCIPAL OCCUPATION
     ----                               ----------------                          --------------------
WILSON H.  TAYLOR                       CIGNA Corporation                         Chairman of the Board and
                                        One Liberty Place                         Chief Executive Officer
                                        1650 Market Street
                                        Philadelphia, PA 19192-1550

ROBERT P.  BAUMAN                       British Aerospace plc                     Non-Executive Chairman
                                        Warwick House
                                        P.O. Box 87
                                        Farnborough Aerospace Centre
                                        Farnborough
                                        Hants.  GU14 6 YU
                                        England

EVELYN BEREZIN                          10 Tinker Lane                            Venture Capital Consultant
                                        East Setauket, NY 11733

ROBERT H.  CAMPBELL                     Sun Company, Inc.                         Chairman, President and
                                        1801 Market Street                        Chief Executive Officer
                                        Philadelphia, PA 19103

ALFRED C.  DeCRANE, JR.                 Texaco, Inc.                              Chairman of the Board and
                                        2000 Westchester Avenue                   Chief Executive Officer
                                        White Plains, NY 10650

JAMES F.  ENGLISH, JR.                  Trinity College                           President Emeritus
                                        c/o Carol J.  Ward
                                        CIGNA Corporation
                                        1650 Market Street
                                        Philadelphia, PA 19192-1550

BERNARD M.  FOX                         Northeast Utilities                       President and
                                        107 Selden Street                         Chief Executive Officer
                                        Berlin, CT 06037



                               Page 11 of 26 Pages

                                          RESIDENCE OR
     NAME                               BUSINESS ADDRESS                          PRINCIPAL OCCUPATION
     ----                               ----------------                          --------------------
FRANK S.  JONES                         Massachusetts Institute of                Ford Professor Emeritus of
                                        Technology                                Urban Affairs
                                        c/o Carol J.  Ward
                                        CIGNA Corporation
                                        1650 Market Street
                                        Philadelphia, PA 19192-1550

GERALD D.  LAUBACH, Ph.D.               Pfizer, Inc.                              Retired President
                                        c/o Carol J.  Ward
                                        CIGNA Corporation
                                        1650 Market Street
                                        Philadelphia, PA 19192-1550

MARILYN W.  LEWIS                       American Water Works Company              Chairman
                                        2 East Main Street
                                        Strasburg, PA 17579

PAUL F.  OREFFICE                       The Dow Chemical Company                  Retired Chairman of the Board
                                        c/o Carol J.  Ward
                                        CIGNA Corporation
                                        1650 Market Street
                                        Philadelphia, PA 19192-1550

CHARLES R.  SHOEMATE                    CPC International Inc.                    Chairman, President and
                                        International Plaza                       Chief Executive Officer
                                        Englewood Cliffs, NJ 07632

LOUIS W.  SULLIVAN, M.D.                Morehouse School of Medicine              President
                                        720 Westview Drive
                                        Atlanta, GA 30314

EZRA K.  ZILKHA                         Zilkha & Sons, Inc.                       President
                                        767 Fifth Avenue
                                        Suite 4605
                                        New York, NY 10153-0002



                               Page 12 of 26 Pages

                                CIGNA CORPORATION
                               EXECUTIVE OFFICERS
           (ALL EXECUTIVE OFFICERS ARE CITIZENS OF THE UNITED STATES)




                                             RESIDENCE OR
NAME AND CITIZENSHIP                       BUSINESS ADDRESS                       PRINCIPAL OCCUPATION
--------------------                       ----------------                       --------------------
WILSON H.  TAYLOR                       One Liberty Place                         Chairman and Chief Executive
                                        1650 Market Street                        Officer
                                        Philadelphia, PA 19192-1550

LAWRENCE P.  ENGLISH                    900 Cottage Grove Road                    President
                                        Hartford, CT 06152-1216                   CIGNA Healthcare

H.  EDWARD HANWAY                       Two Liberty Place                         President
                                        1601 Chestnut Street                      CIGNA International
                                        Philadelphia, PA 19192-2531

GERALD A.  ISOM                         Two Liberty Place                         President
                                        1601 Chestnut Street                      CIGNA Property & Casualty
                                        Philadelphia, PA 19192-2451

JOHN K. LEONARD                         Two Liberty Place                         President
                                        1601 Chestnut Street                      CIGNA Group Insurance -
                                        Philadelphia, PA 19192-2240               Life-Accident-Disability

DONALD M.  LEVINSON                     One Liberty Place                         Executive Vice President
                                        1650 Market Street                        Human Resources and
                                        Philadelphia, PA 19192-1550               Services Division

BYRON D.  OLIVER                        Metro Center                              President
                                        350 Church Street                         CIGNA Retirement &
                                        Hartford, CT 06103                        Investment Services

ARTHUR C. REEDS, III                    900 Cottage Grove Road                    President
                                        Hartford, CT 06152-2211                   CIGNA Investment
                                                                                  Management

JAMES G. STEWART                        One Liberty Place                         Executive Vice President and
                                        1650 Market Street                        Chief Financial Officer
                                        Philadelphia, PA 19192-1550

THOMAS J. WAGNER                        One Liberty Place                         Executive Vice President
                                        1650 Market Street                        General Counsel
                                        Philadelphia, PA 19192-1550



                               Page 13 of 26 Pages

SET OUT BELOW IS A RESTATEMENT OF THE TEXT OF AMENDMENT NO. 1.


This Amendment No. 1 to the Schedule 13D dated October 31, 1994 hereby amends Items 2, 3 and 5 of such Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning set forth in such Schedule 13D.


ITEM 2. IDENTITY AND BACKGROUND.

The second, third and final paragraphs of Item 2 are deleted in their entirety and replaced with the following paragraphs:

      CIGNA is the indirect parent of Connecticut General Life Insurance Company ("Connecticut General") and CIGNA Mezzanine Partners III, Inc. (the "General Partner"). Each of Connecticut General and the General Partner is wholly owned by CIGNA through intermediate wholly owned subsidiaries. The General Partner is the general partner of CIGNA Mezzanine Partners III, L.P. ("CMP"), a Delaware limited partnership which is an unregistered investment fund investing primarily in mezzanine securities. CIGNA is also the indirect parent of CIGNA Investment Advisory Company, Inc. ("CIAC"), which acts as investment adviser for Connecticut General, and of CIGNA Investments, Inc. ("CII" and together with Connecticut General, the General Partner and CIAC, the "CIGNA Subsidiaries"), which acts as investment adviser for CMP.

      This filing should not be construed to imply that CIGNA, any of the CIGNA Subsidiaries or CMP is a member of a group including CIGNA, the CIGNA Subsidiaries and CMP, or any of them. This Schedule 13D is filed solely because the CIGNA Subsidiaries are under common control and because CIGNA, as the common parent of the CIGNA Subsidiaries, may be deemed to be the beneficial owner of the shares of Common Stock held by Connecticut General and CMP for the purposes of Section 13(d) of the Act.

      To the best of CIGNA's knowledge, during the last five years, none of CIGNA, the CIGNA Subsidiaries, CMP or any person identified in Appendix A has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The following sentence is added at the end of the third paragraph of Item 3:

The Series B Share Reservation Date occurred on February 8, 1995.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Subsection (a) of Item 5 is hereby deleted in its entirety and the following is substituted therefor:

(a) CIGNA, through its ownership and control of the CIGNA Subsidiaries, may be deemed to be the beneficial owner of the following numbers of shares of Common Stock, representing the following respective percentages of the outstanding shares of Common Stock:

                               Page 14 of 26 Pages

                                                                         Right to Acquire
                                                                         Shares within 60
            HOLDER                       Shares Held at 02/08/95         days of 02/08/95           Percentage of Class
            ------                       -----------------------         ----------------           -------------------
Connecticut General                                 0                      1,293,089                        6.2%
CMP                                                 0                      2,343,271                       11.3%
Aggregate                                           0                      3,636,360                       17.5%




      (For purposes of the foregoing calculations of percentage ownership, the number of outstanding shares of Common Stock used was 20,822,764, consisting of the 17,186,404 shares outstanding on December 23, 1994, as reported in the Issuer's proxy statement dated January 4, 1995, increased by the 3,636,360 shares subject to acquisition by Connecticut General and CMP.)

Subsection (b) of Item 5 is hereby amended by addition of the following final paragraph:

      In this subsection (b), references to Connecticut General should be deemed to include its investment adviser, CIAC, which has voting and dispositive power with respect to Connecticut General's shares of Common Stock, and references to CMP or the General Partner should be deemed to include CMP's investment adviser, CII, which has voting and dispositive power with respect to CMP's shares of Common Stock.



                               Page 15 of 26 Pages

                                                                       EXHIBIT 4

                       INVESTMENT ADMINISTRATION AGREEMENT
                             (MEZZANINE INVESTMENTS)


      THIS INVESTMENT ADMINISTRATION AGREEMENT is entered into as of January 1, 1998, between LINCOLN INVESTMENT MANAGEMENT, INC., an Illinois corporation, ("Manager") and CIGNA INVESTMENTS, INC., a Delaware corporation, ("Subadviser") with respect to certain of the assets of The Lincoln National Life Insurance Company, a life insurance company organized under the laws of the State of Indiana ("Client") with reference to the following facts:

         A. Client has appointed the Manager as investment adviser for its assets with the authority to select and contract with investment subadvisers in order to delegate investment management to such investment subadvisers.

         B. The Connecticut General Life Insurance Company, a Connecticut corporation, ("Assignor") and certain of Assignor's affiliates have entered into that certain Second Amended and Restated Asset Transfer and Acquisition Agreement dated as of July 27, 1997 (the "Acquisition Agreement") and certain other agreements ancillary thereto with Client and Lincoln Life & Annuity Company of New York ("LLANY").

         C. The Acquisition Agreement provides for, inter alia, the assignment and transfer of all or a portion of certain investment assets owned by Assignor to Client.

         D. Accordingly, pursuant to the Master Assignment of Securities dated as of January 1, 1998 between Client, LLANY and Assignor, Assignor has assigned and transferred to Client as of the date hereof certain private placement securities including certain securities, shown on the attached Schedule A, which were acquired by Assignor as part of a mezzanine investment program. The securities shown on Schedule A and any securities or collateral received on conversion or exchange, or in a workout, foreclosure or bankruptcy, or in any manner with respect to the original securities, but exclusive of any publicly traded securities, are hereinafter referred to as the "Investments". Each transaction or series of related transactions pursuant to which particular Investments were offered by their issuer (including, without limitation, any subsequent offering, restructuring, reorganization, or workout related thereto) is hereinafter referred to as a "Mezzanine Transaction".

         E. Assignor and its affiliates and affiliate advised accounts maintain a significant interest in the management of the Investments and desire Subadviser to manage the Investments, and Manager is willing to have Subadviser manage the Investments in accordance with the terms and conditions herein set forth.

         NOW, THEREFORE, the parties hereto agree as follows:

         1. APPOINTMENT OF SUBADVISER. Manager hereby retains Subadviser to perform investment management services with respect to Client's Investments on the terms set forth in this

                               Page 16 of 26 Pages

Agreement. Subadviser hereby accepts such retention and agrees during such period to render the services and to assume the obligations set forth in this Agreement for the compensation herein provided. This Agreement does not and shall not be deemed to constitute a partnership or joint venture between the parties and neither party nor any of its directors, officers, employees or agents shall, by virtue of the performance of their obligations under this Agreement, be deemed to be an employee of the other.

         2. INVESTMENT MANAGEMENT SERVICES. Subject to Client's right to sell an Investment in accordance with Section 3(C) of this Agreement, Subadviser, in its sole discretion, shall make and carry out decisions with respect to the Investments. Except as provided in Section 3 of this Agreement, Subadviser shall have the right to manage the Investments and may use and rely upon such information and materials as it may deem pertinent. Except as provided in
Section 3(B) of this Agreement, Subadviser shall not be required to consult in advance with anyone; however, Subadviser shall promptly notify Manager of all material developments and actions taken with respect to each Investment and the Mezzanine Transaction to which such Investment relates. Except as provided in
Section 3 hereof, Manager hereby authorizes and empowers Subadviser and any officer of Subadviser and any other individual or entity so designated by any officer of Subadviser, to execute any and all documents and instruments which he or it may deem appropriate regarding the holding or disposition of any Investment; provided, however, that neither Subadviser nor any such individual or entity shall have any power or authority by virtue of the foregoing clause or otherwise under this Agreement to direct the Custodian (as defined below) for the Investments, any broker, dealer or issuer, or any of their respective agents, to deliver securities or other property or pay cash to Subadviser or any of its agents. Manager agrees to provide Subadviser with any additional documentation reasonably necessary to evidence the authority contemplated by this Agreement.

         3. INVESTMENT ADMINISTRATION. Subadviser has assumed no responsibility under this Agreement other than to render the services called for hereunder. Subadviser shall manage the Client's interests in the Investments, and shall take or refrain from taking action with respect thereto, in the identical manner with which it or any affiliated adviser manages the same interests on behalf of Assignor. Without limiting the generality of the foregoing, and notwithstanding anything in this Agreement to the contrary, Subadviser shall manage each Investment as follows:

         (A) COMMUNICATIONS WITH BORROWERS. Subadviser shall have the sole right to communicate with the issuer and deal sponsor with respect to each Investment and the Mezzanine Transaction to which it relates.

         (B) CONFLICTS OF INTEREST. Assignor, its affiliates, other advisory clients of Subadviser and one or more limited partnerships advised or managed by Subadviser may hold, among other securities, senior debt or equity of a company, its parent or subsidiaries and in some instances Subadviser may owe fiduciary duties to such clients. Client may own securities of the same company, but the securities may be subordinated or may otherwise differ with respect to the rights and remedies available to Client. These holdings present potential conflicts of interest in negotiating and administering the respective agreements covering the senior and mezzanine debt and conflicts of interest among senior lenders, subordinated lenders and equity owners. Conflicts arise most often when those companies encounter financial difficulty. To the best of Subadviser's

                               Page 17 of 26 Pages
                  knowledge following reasonable investigation, Schedule B contains (i) a list of the Investments where Assignor, one or more of its affiliates, another advisory client of Subadviser or one or more limited partnerships advised or managed by Subadviser hold securities in the Mezzanine Transaction related to each such Investment that are of a class other than the class to which the Investment belongs (each a "Prior Notification Investment"), and (ii) a description of such other class(es) of securities held by such other parties. If and when Assignor, any affiliate of Assignor, another advisory client of Subadviser or one or more limited partnerships advised or managed by Subadviser acquire securities which, if such securities had been held as of the date of this Agreement, would have been included on Schedule B as described above, Subadviser shall promptly notify Manager of such holding(s) and modify Schedule B as appropriate. Further, Subadviser shall promptly notify Manager prior to entering into any waiver, amendment, standstill agreement, or other material agreement or commencing enforcement action or taking any other material action with respect to any Prior Notification Investment. Except as otherwise provided in
                  Section 8 of this Agreement, Subadviser shall not be liable if Subadviser or its affiliates in good faith enforce rights held by them, their affiliates or their advised accounts even if such enforcement is detrimental to Client's position.

         (C) RIGHT OF FIRST OFFER. In the event that Manager, on behalf of Client, desires to sell an Investment (except for such sales as Subadviser may direct pursuant to puts, calls, required "drag-alongs" or otherwise pursuant to the management authority granted herein), Manager shall have the right to sell such Investment, but hereby covenants and agrees that it will not sell, pledge, hypothecate, assign, transfer or otherwise voluntarily dispose of Client's interest in any Investment or any part thereof to any person or entity other than to an affiliate of Assignor or Client (provided that any such affiliate of Client agrees to be bound by the terms of this Agreement), until such interest is first offered for sale by Manager to Assignor. Such offer by Manager shall be made in writing, setting forth the proposed terms and conditions of such sale ("Offer"). Assignor shall have twenty (20) business days following receipt to either accept or reject the Offer. If Assignor either rejects the Offer or fails to accept the Offer within the requisite time period, Manager shall be free to sell the interest in such Investment to any purchaser at a price equal to or greater than the purchase price set forth in the Offer. If Manager is unable to reach a definitive agreement with a prospective purchaser within 120 days following Assignor's rejection of (or failure to accept) the Offer, Assignor's right of first offer shall be reinstated as to any transfer of an interest in that particular Investment.

         (D) ADVANCES. Assignor may periodically incur reasonable out-of-pocket costs and expenses on behalf of the holders of securities in a Mezzanine Transaction to which an Investment relates to the extent not paid or reimbursed by an issuer or other third party, including legal expenses reasonably incurred in connection with such Mezzanine Transaction and any expenses reasonably incurred in the course of litigation, representation on any creditors' committee, reasonable and customary travel expenses in connection with servicing delinquent and problem investments, or advances reasonably made to preserve or protect existing investments, or expenses reasonably incurred as a result of any other action that Subadviser (on behalf of Assignor) in its

                               Page 18 of 26 Pages
                  sole discretion determines is reasonably necessary or desirable to maintain or preserve an investment (all such fees, expenses and advances hereinafter referred to as an "Advance"). Subadviser shall notify Manager of Client's pro rata share of any proposed Advance. Within fifteen (15) business days following Client's receipt of such notice, Manager shall, at its option, either pay such amount to Subadviser (thereby avoiding all interest charges) or allow Subadviser to direct Assignor to make such Advance on Client's behalf as hereinafter provided. Client shall only be obligated for its pro rata share of such Advances to the extent of subsequent distributions made with respect to the Mezzanine Transaction in relation to which the Advance was made. If Manager allows Subadviser to direct Assignor to make an Advance without contributing Client's pro rata share in advance, interest on such Advance shall be computed at the coupon rate on the particular Investment with respect to which the Advance was made and shall include the period from the date of the Advance until the date of repayment. If Client holds more than one Investment with respect to a particular Mezzanine Transaction, the interest rate shall be a blended rate of all outstanding Investments held by Client with respect to such Mezzanine Transaction. If the Client holds only equity securities in a particular Mezzanine Transaction or the interest rate is not determinable for some other reason, Subadviser and the Manager shall in good faith agree on the interest rate and absent such agreement the interest rate shall be the weighted average interest rate on all other outstanding Advances made on Client's behalf. Each quarter Subadviser shall provide to Manager a detailed breakdown of such Advances with appropriate identification of the particular Investment to which the Advances relate and with a computation of the interest payable (if any) with respect to such Advances. Subadviser may provide such breakdown with respect to any Mezzanine Transaction in respect to which an Advance has been made and Subadviser has knowledge that a distribution with respect to the interests related to such Mezzanine Transaction is expected. Within ten (10) business days after any distribution of funds with respect to the Client's Investment in a Mezzanine Transaction for which Assignor has made an Advance and for which the Manager previously has not prepaid Client's pro rata share of such Advance as provided above, the Manager shall reimburse Assignor through Subadviser with respect to such Advance up to the full amount of the distribution paid to the Client; provided, however, that Client shall not be required to reimburse Assignor prior to five (5) business days after the receipt of the breakdown referenced herein. Any amount not so reimbursed shall continue to be outstanding until reimbursed at the time of future distributions to the Client with respect to such Investment.

                  Expenses incurred by Subadviser or Assignor for overhead, accounting, investment analysis or similar routine expenses shall be expenses borne by Subadviser or Assignor. Fees paid by an issuer to Subadviser or Assignor for structuring or for servicing in connection with a Mezzanine Transaction shall be allocated pro rata among the holders of the interests in that Mezzanine Transaction; provided, however, that Client shall not be entitled to a pro rata allocation of any fee paid to Subadviser or Assignor in connection with an Additional Investment (as defined below) if Manager elects, on Client's behalf, not to participate in such Additional Investment.



                               Page 19 of 26 Pages

         (E) ADDITIONAL INVESTMENTS. Prior to Subadviser or Assignor making an additional investment in any Mezzanine Transaction ("Additional Investment") on behalf of Assignor or any of Subadviser's other accounts, Subadviser shall notify Manager in writing of the material terms of the proposed Additional Investment. Without the prior consent of the Manager, Subadviser is not authorized to make an Additional Investment on behalf of the Client. Within fifteen (15) business days following the receipt of such notice from Subadviser, the Manager will notify Subadviser as to whether the Client will participate in that Additional Investment. If the Manager determines not to make an Additional Investment in a particular Mezzanine Transaction, the Manager agrees that the interests of Client in that Mezzanine Transaction shall be subordinated to the interests of other investors holding the same class of securities in that Mezzanine Transaction; provided, however, that Client's interests shall be so subordinated solely with respect to the amount of the Additional Investments made by the other holders of such class of securities.

         (F) NO REINVESTMENT. Without the prior consent of the Manager, Subadviser is not authorized to reinvest (i) any distribution payable to Client with respect to an Investment or (ii) the proceeds from the sale of any Investment or any interest therein.

         4. REPORTS. Subadviser shall furnish to Manager, at Subadviser's sole expense, periodic reports showing such data with regard to the Investments as may be reasonably requested by Manager or, in the absence of specific requests, as it shall deem advisable.

         5. CUSTODY. Subadviser shall under no circumstances act as Client's custodian ("Custodian") for the Investments or have possession of the Investments. Moreover, Subadviser shall have no authority to contact the Custodian concerning Client or Client's interests in the Investments. Manager agrees to direct Custodian to deliver securities and other assets constituting Investments (or interests therein) to third parties upon direction by and in accordance with Subadviser's instructions to Manager for the delivery of such securities. The Manager acknowledges that Subadviser is under no responsibility for any default on the part of Custodian and Client will be responsible for the payment of all fees and expenses charged by Custodian.

         6. FEES. The Manager shall pay Subadviser a fee of seven (7) basis points per annum times "Invested Capital". Invested Capital shall on any date be the sum of (i) the aggregate principal balance of all debt components of the Investments, and (ii) the aggregate book value of all equity components of the Investments, as mutually agreed upon by the parties to this Agreement; provided, however, that such Invested Capital shall be reduced by any principal distributed to Client with respect to an Investment and increased by any Additional Investment (i.e., amounts other than Advances) by Client (if any) made with respect to a Mezzanine Transaction. Subadviser shall bill Manager quarterly. The fee shall be payable quarterly within ten (10) business days following receipt by Manager of a bill from Subadviser on the basis of Invested Capital as of the end of the last day of the immediately preceding calendar quarter. Notwithstanding the foregoing, for any calendar quarter during which this Agreement is not in effect for the full calendar quarter, the fees for investment advisory services shall be prorated for the period during which the Agreement is in effect.



                               Page 20 of 26 Pages

         7. DUE AUTHORIZATION. Subadviser represents and warrants that it is duly registered with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended. Manager acknowledges receipt of a copy of Part II of Subadviser's current Form ADV at least 48 hours prior to the signing of this Agreement. Each party represents and warrants that it has power and authority to enter into this Agreement and to perform the same, and that the representatives of such party executing this Agreement on its behalf are duly authorized to do so. Manager represents and warrants that the retention of Subadviser as described herein is permitted by law, authorized by corporate action and the relevant investment management agreements between Manager and Client, and that there are no restrictions or limitations on the management of the Investments other than those set forth herein.

         8. INDEMNIFICATION. Except as otherwise provided in this Section 8 or as prohibited by applicable law, Subadviser shall not be liable with respect to the services rendered or not rendered hereunder or for any mistake of judgment in the management of the Investments hereunder. Manager hereby agrees to indemnify Subadviser and hold it harmless against any and all losses, costs, claims, expenses and liabilities which it may suffer or incur arising out of (i) a breach of the representations or agreements made by Manager in this Agreement or (ii) performance of Subadviser's duties in accordance with the terms of this Agreement; provided, however, that Subadviser shall not be released from liability by Manager and Manager shall have no obligation to indemnify Subadviser with respect to any loss, cost, claim, expense or liability that results from Subadviser's gross negligence, lack of good faith or willful misconduct. To the extent Subadviser was also acting on behalf of other advisory clients or affiliates, Manager's indemnification obligations hereunder shall extend only to its pro rata share of any indemnification obligation hereunder.

         9. CONFIDENTIAL RELATIONSHIP. All information and advice furnished by either party to the other hereunder, including their respective agents and employees, shall be treated as confidential ("Confidential Information") and shall not be disclosed to third parties except as required by law or except upon the prior written approval of the other party; provided, however, that either party may disclose Confidential Information to (i) its directors, officers, employees, agents, attorneys and affiliates (to the extent such disclosure reasonably relates to the administration of its investments), (ii) its financial advisors and other professional advisors who agree to hold confidential the Confidential Information substantially in accordance with the terms of this section, (iii) any federal or state regulatory authority having jurisdiction over that party, (iv) the National Association of Insurance Commissioners or any similar organization, (v) or any nationally recognized rating agency that requires access to such information. Confidential Information shall not include any information that is or becomes generally available to the public other than as a result of disclosure by one of the parties hereto, information that was already known by a party on a non-confidential basis prior to the disclosure, or information that is subsequently disclosed by a third party, provided that such third party was not known to the party receiving the information to be bound by a confidentiality agreement with respect to such information. In addition, the parties agree to abide by the confidentiality provisions in the contracts, documents, agreements, waivers, consents and certificates relating to the Investments.



                               Page 21 of 26 Pages

         10. NOTICES. All notices, requests, demands or other communications provided for herein shall be in writing and shall be effective three (3) business days after mailing by first-class registered or certified mail, return receipt requested, or when personally delivered, to the parties hereto at the following addresses (which may be changed by notice in accordance herewith):

      If to Subadviser:    CIGNA Investments, Inc.
                           900 Cottage Grove Road
                           Hartford, CT 06152-2307
                           Attention:  Private Placements

      With a copy to:      CIGNA Corporation
                           Investment Law Department
                           900 Cottage Grove Road
                           Hartford, CT 06152-2215
                           Attention: Assistant General Counsel
                                      Private Placement Unit

      If to Manager:       Lincoln Investment Management, Inc.
                           200 E. Berry Street
                           Fort Wayne, Indiana 46802
                           Attention: Private Placements

      11. MODIFICATION AND WAIVER. This Agreement may be modified, amended or canceled, and compliance with any of its provisions waived, only by an instrument in writing executed by the party against whom enforcement of such modification, amendment, cancellation or waiver of compliance is sought. No failure by any party hereto to enforce compliance with any provision hereof at any time shall affect the right at a later time to enforce such compliance. No waiver of compliance with any provision hereof in any instance by any party shall, except as otherwise provided in the instrument granting such waiver, operate as or be construed as a further or continuing waiver of compliance with such provision or any other provision.

      12. HEADINGS. The headings of Sections hereof are for convenience of reference only and shall not in any way affect the interpretation or construction of this Agreement.

      13. GOVERNING LAW. This Agreement shall be governed by and construed and enforced in accordance with the laws of the United States and the State of New York without regard to its conflict of law principles.

      14. SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of and be binding on the parties hereto and their respective successors and permitted assigns. Neither party shall, without the prior written consent of the other, assign any of its rights or obligations hereunder to any person or entity except as otherwise expressly authorized herein.



                               Page 22 of 26 Pages

      15. SEVERABILITY. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereto waive any provision of law which prohibits or renders unenforceable any provision hereof.

      16. TERMINATION. This Agreement may be terminated by either party at any time upon 30 days' prior written notice to the other party; provided, however, that with respect to a Prior Notification Investment under Section 3(B) of this Agreement whereby an intended action (or inaction) by Subadviser is likely to have a material adverse effect on the interests of Client in that particular Prior Notification Investment, Manager shall have the right to immediately terminate the Agreement with respect to that Prior Notification Investment.

      Without limiting Manager's right to terminate the Agreement with respect to particular Prior Notification Investments as described above, in the event of a Change of Control of Client or Lincoln National Corporation ("LNC"), Manager may only terminate this Agreement upon 180 days' prior written notice to Subadviser; provided, however, that Manager may terminate the Agreement at any time during such period for cause. For purposes of this provision, "Change of Control" is defined as the acquisition after the date of this Agreement by any person (as such term is used in Section 13(d) and Section 14(d)(2) of the Securities Exchange Act of 1934 as in effect on the date of this Agreement ("Exchange Act")) or related persons constituting a group (as such term is used in Rule 13d-5 under the Exchange Act), other than existing stockholders of Client or LNC, of (i) the power to elect, appoint or cause the election or appointment of at least a majority of the members of the board of directors of Client or LNC, through beneficial ownership of the capital stock of Client or LNC or otherwise, or (ii) all or substantially all of the properties and assets of Client or LNC; provided, however, that with respect to Client, a Change of Control shall not be deemed to have occurred as long as LNC, either directly or through one or more affiliates, retains control of Client as described above.

      17. SURVIVAL OF CERTAIN PROVISIONS. The provisions of Sections 8 and 9 of this Agreement shall survive any termination of this Agreement.

      18. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument.

      19. FURTHER ASSURANCES. Each of the parties hereto agrees to execute and deliver, or cause to be executed and delivered, all such instruments, and to take all such action, as the other party may reasonably request in order to effectuate the intent and purposes of this Agreement.



                               Page 23 of 26 Pages

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


SUBADVISER:

CIGNA Investments, Inc.,


By:  /s/ Marguerite A. Boslaugh
      Name: Marguerite A. Boslaugh
      Title: Managing Director

MANAGER:

Lincoln Investment Management, Inc.,


By:   /s/ David C. Patch
       Name: David C. Patch
       Title: Vice President

                               Page 24 of 26 Pages

                       Investment Administration Agreement
                             (Mezzanine Investments)

                                   Schedule A

                                   Investments


                                [TO BE PROVIDED]








                               Page 25 of 26 Pages

                       Investment Administration Agreement
                             (Mezzanine Investments)

                                   Schedule B

                         Prior Notification Investments



                                [TO BE PROVIDED]






                               Page 26 of 26 Pages